UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant's name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: "Nova Reports Record Second Quarter 2017 Results".

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant's registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2017	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Reports Record Second Quarter 2017 Results

Rehovot, Israel, August 2, 2017 - Nova (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported record financial results for the second quarter 2017, the period ended June 30, 2017.

Second Quarter 2017 Highlights:

•	Record quarterly revenue of $56.1 million, up 58% year-over-year, above the high end of guidance of $52 million to $56 million
•	GAAP net income of $13.3 million, or $0.47 per diluted share, up 327% year-over-year on a per-share basis, exceeding guidance of $0.32 to $0.39 per share
•	Non-GAAP net income of $15.2 million, or $0.53 per diluted share, up 212% year-over-year on a per-share basis, exceeding guidance of $0.38 to $0.46 per share
•	Diversified customer mix, including five 10%-plus customers
•	Record quarterly revenue from Integrated Metrology solutions, including record Integrated Metrology revenue from Memory customers

GAAP Results ($K)
	Q2 2017	Q1 2017	Q2 2016
Revenues	$56,126	$54,430	$35,575
Net Income	$13,313	$13,403	$3,153
Earnings per Diluted Share	$0.47	$0.48	$0.11
NON-GAAP Results ($K)
	Q2 2017	Q1 2017	Q2 2016
Net Income	$15,167	$14,115	$4,703
Earnings per Diluted Share	$0.53	$0.50	$0.17

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, net adjustments of deferred tax assets and stock-based compensation expenses.

Management Comments

"We continue to outperform and solidify Nova's competitive position in the market by offering an innovative and unique portfolio of metrology solutions to a growing addressable market," commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. "The record quarterly results are driven by continuous demand for all our product lines, including Dimensional and Materials solutions, across all segments. Our second quarter revenue and profitability both exceeded our guidance range, supported by an increasingly diverse customer base with five 10%-plus customers from both the Foundry and Memory segments."

"We delivered significant growth during the first half of 2017, demonstrating the value and efficiency embedded into our business model, which allows us to continue investing in our next-generation products and to pursue our strategic targets," added Mr. Oppenhaim. "The results in the first half of 2017 suggest that we are well on pace for another significant growth year, while our strong cash reserves provide ample resources to further expand our market position."

2017 Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2017. Based on current estimates, management expects:

•	$51 million to $56 million in revenue

•	$0.27 to $0.37 in diluted GAAP EPS

•	$0.33 to $0.43 in diluted non-GAAP EPS

2017 Second Quarter Results

Total revenues for the second quarter of 2017 were $56.1 million, a sequential increase of 3% compared to the first quarter of 2017 and a year-over-year increase of 58% relative to the second quarter of 2016.

Gross margin in the second quarter of 2017 was 59%, compared to a gross margin of 60% in the first quarter of 2017 and compared to a gross margin of 53% in the second quarter of 2016.

Operating expenses in the second quarter of 2017 were $17.7 million, similar to the first quarter of 2017 and compared with $15.4 million in the second quarter of 2016.

On a GAAP basis, the company reported net income of $13.3 million, or $0.47 per diluted share, in the second quarter of 2017. This is compared with net income of $13.4 million, or $0.48 per diluted share, in the first quarter of 2017, and compared with net income of $3.2 million, or $0.11 per diluted share, in the second quarter of 2016.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, net adjustments of deferred tax assets and stock-based compensation expenses, the company reported net income of $15.2 million, or $0.53 per diluted share, in the second quarter of 2017. This is compared with net income of $14.1 million, or $0.50 per diluted share, in the first quarter of 2017, and compared with net income of $4.7 million, or $0.17 per diluted share, in the second quarter of 2016.

Total cash reserves at June 30, 2017 were $135.7 million, compared to $91.7 million at December 31, 2016.

Conference Call Information

Nova will host a conference call today, August 2, 2017, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-800-310-1961
ISRAEL Dial-in Number: 1-809-245-905
INTERNATIONAL Dial-in Number: 1-719-325-2291
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

Please reference conference ID 1221502

The conference call will also be webcast live from a link on Nova's website at http://ir.novameasuring.com.

A replay of the conference call will be available from August 2, 2017 at 12 p.m. Eastern Time to August 9, 2017 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE   1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL   1-412-317-6671

Replay Pin Number:  1221502

A replay will also be available for 90 days on Nova's website at http://ir.novameasuring.com.

About Nova: Nova delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude charges for amortization of acquired intangible assets, net adjustment of deferred tax assets and stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 3, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	June 30, 2017	December 31, 2016
ASSETS

Current assets
Cash and cash equivalents	41,732	20,406
Short-term interest-bearing bank deposits	93,205	70,546
Trade accounts receivable	36,352	42,626
Inventories	33,671	29,260
Other current assets	6,023	5,068

Total current assets	210,983	167,906

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	2,367	3,020
Severance pay funds	1,471	1,425
Property and equipment, net	9,596	10,017
Identifiable intangible assets, net	14,081	15,361
Goodwill	20,114	20,114

Total long-term assets	48,379	50,687

Total assets	259,362	218,593

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	19,209	16,501
Deferred revenues	10,236	4,072
Other current liabilities	19,996	18,461

Total current liabilities	49,441	39,034

Long-term liabilities
Deferred tax liabilities	516	1,094
Liability for employee severance pay	2,537	2,418
Other long-term liabilities	1,616	1,330

Total long-term liabilities	4,669	4,842

Shareholders' equity	205,252	174,717

Total liabilities and shareholders' equity	259,362	218,593

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Revenues:
Products	44,954	25,427	88,470	49,689
Services	11,172	10,148	22,086	19,942
Total revenues	56,126	35,575	110,556	69,631

Cost of revenues:
Products	15,809	10,092	30,929	19,953
Services	6,923	6,584	13,373	12,249
Total cost of revenues	22,732	16,676	44,302	32,202

Gross profit	33,394	18,899	66,254	37,429

Operating expenses:
Research and development expenses, net	9,238	8,684	18,513	16,592
Sales and marketing expenses	5,892	4,535	11,980	9,902
General and administration expenses	1,938	1,521	3,595	3,331
Amortization of acquired intangible assets	640	636	1,280	1,272
Total operating expenses	17,708	15,376	35,368	31,097

Operating income	15,686	3,523	30,886	6,332

Financing income, net	525	256	940	725

Income before tax on income	16,211	3,779	31,826	7,057

Income tax expenses	2,898	626	5,110	999

Net income for the period	13,313	3,153	26,716	6,058

Earnings per share:
Basic	0.48	0.12	0.97	0.22
Diluted	0.47	0.11	0.96	0.22

Shares used for calculation of earnings per share:

Basic	27,655	27,123	27,561	27,120
Diluted	28,562	27,422	27,958	27,253

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Cash flows from operating activities:
Net income for the period	13,313	3,153	26,716	6,058

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	938	1,064	1,893	2,349
Amortization of acquired intangible assets	640	636	1,280	1,272
Amortization of deferred stock-based compensation	548	649	1,211	1,405
Increase in liability for employee termination benefits, net	41	30	73	96
Deferred tax assets, net	666	265	75	418
Decrease (increase) in trade accounts receivable	1,887	(689)	6,274	(3,729)
Increase in inventories	(3,041)	(2,687)	(4,616)	(3,057)
Decrease (increase) in other current assets	(1,376)	739	(955)	392
Increase (decrease) in trade accounts payable	2,618	1,946	2,708	(1,244)
Increase (decrease) in other current liabilities and other long-term liabilities	409	(2,490)	2,288	(2,607)
Increase (decrease) in short term deferred revenues	3,770	851	6,164	(2,106)

Net cash provided by (used in) operating activities	20,413	3,467	43,111	(753)

Cash flow from investment activities:
Decrease (increase) in short-term interest-bearing bank deposits	(2,581)	1,098	(22,659)	(5,932)
Additions to property and equipment	(847)	(503)	(1,267)	(1,080)

Net cash provided by (used in) investment activities	(3,428)	595	(23,926)	(7,012)

Cash flows from financing activities:
Purchases of treasury shares	-	(937)	-	(937)
Shares issued under employee stock-based plans	324	132	2,141	424

Net cash provided by (used in) financing activities	324	(805)	2,141	(513)

Increase (decrease) in cash and cash equivalents	17,309	3,257	21,326	(8,278)
Cash and cash equivalents – beginning of period	24,423	16,198	20,406	27,733
Cash and cash equivalents – end of period	41,732	19,455	41,732	19,455

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	June 30, 2017	March 31, 2017	June 30, 2016
GAAP cost of revenues	22,732	21,570	16,676
Stock-based compensation in cost of products	(74)	(76)	(79)
Stock-based compensation in cost of services	(56)	(66)	(48)
Non-GAAP cost of revenues	22,602	21,428	16,549

GAAP gross profit	33,394	32,860	18,899
Gross profit adjustments	130	142	127
Non-GAAP gross profit	33,524	33,002	19,026
GAAP gross margin as a percentage of revenues	59%	60%	53%
Non-GAAP gross margin as a percentage of revenues	60%	61%	53%

GAAP operating expenses	17,708	17,660	15,376
Stock-based compensation in research and development	(188)	(262)	(230)
Stock-based compensation in sales and marketing	(146)	(165)	(237)
Stock-based compensation in general and administrative	(84)	(94)	(55)
Amortization of acquired intangible assets	(640)	(640)	(636)
Non-GAAP operating expenses	16,650	16,499	14,218
Non-GAAP operating income	16,874	16,503	4,808
GAAP operating margin as a percentage of revenues	28%	28%	10%
Non-GAAP operating margin as a percentage of revenues	30%	30%	14%

GAAP tax on income	2,898	2,212	626
Deferred tax assets adjustments, net	(666)	591	(265)
Non-GAAP tax on income	2,232	2,803	361

GAAP net income	13,313	13,403	3,153
Amortization of acquired intangible assets	640	640	636
Stock-based compensation expenses	548	663	649
Deferred tax assets adjustments, net	666	(591)	265
Non-GAAP net income	15,167	14,115	4,703

GAAP basic earnings per share	0.48	0.49	0.12
Non-GAAP basic earnings per share	0.55	0.51	0.17

GAAP diluted earnings per share	0.47	0.48	0.11
Non-GAAP diluted earnings per share	0.5 3	0.50	0.17

Shares used for calculation of earnings per share:
Basic	27,655	27,467	27,123
Diluted	28,562	28,148	27,422